SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)1

Spark Networks, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
84651P100
(CUSIP Number)
Lloyd I. Miller, III, 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 14, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 7 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	84651P100	13D/A3	Page 2 of 7

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,381,973
	8	SHARED VOTING POWER
216,000
	9	SOLE DISPOSITIVE POWER
3,381,973
	10	SHARED DISPOSITIVE POWER
216,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,597,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.9%

14	TYPE OF REPORTING PERSON*
IN-OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A3

This constitutes Amendment No. 3 (the “Amendment No. 3”) to the statement on Schedule 13D filed on behalf of Lloyd I. Miller, III (“Mr. Miller” or the “Reporting Person”), dated and filed November 5, 2015 (the “Statement”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of Spark Networks, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 11150 Santa Monica Boulevard, Suite 600, Los Angeles, California 90025. This Amendment No. 3 is being filed to report that, since the filing of Amendment No. 2 to the Statement dated and filed May 16, 2016 (the “Amendment No. 2”), a material change occurred in the percentage of Common Stock beneficially owned by Mr. Miller. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996. Milfam LLC is the advisor to Trust A-1 (“Trust A-1”) and Trust A-4 (“Trust A-4” and, collectively with Trust A-1, the “Trusts”). The Trusts and Lloyd I. Miller Trust D (“Trust D”) were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Mr. Miller is the investment advisor to the trustee of Trust D. Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, two of which are Trust A-1 and Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to the Trusts. All of the shares of Common Stock purchased by Trust A-1 were purchased with funds generated and held by Trust A-1. The aggregate purchase price for the shares of Common Stock purchased by Trust A-1 was approximately $56,526.00. All of the shares of Common Stock purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was approximately $2,821,440.00. All of the shares of Common Stock purchased by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the shares of Common Stock purchased by Trust D was approximately $196,615.00.

Mr. Miller is the managing member of Milfam LLC. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the managing member of Milfam LLC were purchased with funds generated and held by Milfam LLC. The aggregate purchase price for the shares of Common Stock purchased by Milfam LLC was approximately $95,441.00.

Milfam LLC is the general partner of (i) Milfam I L.P. (“Milfam I”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I L.P., dated December 11, 1996, and (ii) Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996.

Milfam I: All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the managing member of the general partner of Milfam I were purchased with money contributed to Milfam I by its partners or money generated and held by Milfam I. The aggregate purchase price for the shares of Common Stock purchased by Milfam I was approximately $2,582,175.00.

Milfam II: All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the shares of Common Stock purchased by Milfam II was approximately $1,753,334.00.

All of the shares of Common Stock purchased by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller. The purchase price for the shares of Common Stock purchased by Mr. Miller on his own behalf was approximately $2,877,916.00.

Milfam LLC is the manager of AMIL of Ohio, LLC (“AMIL”), an Ohio limited liability company established pursuant to the Operating Agreement of AMIL of Ohio, LLC, effective as of May 14, 2010. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as managing member of Milfam LLC, which is the manager of AMIL, were purchased with money generated and held by AMIL. The aggregate purchase price for the shares of Common Stock purchased by AMIL was approximately $48,266.00.

Mr. Miller shares investment and dispositive power with his spouse in a certain account (the “Spouse Account”). All of the shares of Common Stock held by the Spouse Account were purchased with funds generated and held by the Spouse Account. The aggregate purchase price for the shares of Common Stock purchased by the Spouse Account was approximately $533,711.00.

Mr. Miller is the trustee for a certain generation skipping trust, Catherine Miller GST (the “Catherine GST”). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the trustee for Catherine GST were purchased with funds generated and held by the Catherine GST. The aggregate purchase price for the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of the Catherine GST was approximately $51,162.00.

Mr. Miller is the co-trustee of a trust (“Crider GST”). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the co-trustee for Crider GST were purchased with funds generated and held by the Crider GST. The aggregate purchase price for the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of Crider GST was approximately $40,178.00.

Mr. Miller is the co-trustee of a trust (“Susan’s Children’s Trust”). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the co-trustee for Susan’s Children’s Trust were purchased with funds generated and held by the Susan’s Children’s Trust. The aggregate purchase price for the shares of Common Stock Mr. Miller is deemed to beneficially own as co-trustee of Susan’s Children’s Trust was approximately $39,641.00.

Mr. Miller is the manager of LIMFAM LLC (f/k/a Milfam NG LLC) (“LIMFAM LLC”), a Delaware limited liability company. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the manager for LIMFAM LLC were purchased with funds generated and held by LIMFAM LLC. The aggregate purchase price for the shares of Common Stock Mr. Miller is deemed to beneficially own as manager of LIMFAM LLC was $824,914.00.

Mr. Miller is the manager of Milfam III LLC (“Milfam III”), a Delaware limited liability company established pursuant to that certain Limited Liability Company Agreement for Milfam III, dated October 10, 2012. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the manager for Milfam III were purchased with funds generated and held by Milfam III. The aggregate purchase price for the shares of Common Stock Mr. Miller is deemed to beneficially own as manager of Milfam III was approximately $294,216.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Mr. Miller may be deemed to beneficially own 3,597,973 shares of Common Stock, which is equal to approximately 13.9% of the outstanding shares, based on 25,886,444 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed on May 16, 2016. As of the date hereof, 14,420 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-1, 815,742 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-4, 53,300 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust D, 939,399 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Milfam I, 458,624 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Milfam II, 94,300 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Milfam III, 25,000 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Milfam LLC, 15,000 of such beneficially owned shares of Common Stock are owned of record by AMIL, 16,000 of such beneficially owned shares of Common Stock are owned of record by Catherine GST, 10,000 of such beneficially owned shares of Common Stock are owned of record by Crider GST, 139,700 of such beneficially owned shares of Common Stock are owned of record by the Spouse Account, 13,000 of such beneficially owned shares of Common Stock are owned of record by Susan’s Children’s Trust, 215,946 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by LIMFAM LLC, and 787,542 of the shares of Common Stock beneficially owned by Mr. Miller are owned by Mr. Miller directly.

(b) Mr. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Trust A-1, Trust A-4, Milfam I, Milfam II, Milfam III, Milfam LLC, AMIL, Catherine GST, LIMFAM LLC, and Mr. Miller directly. Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by the Spouse Account, Crider GST, Trust D and the Susan’s Children’s Trust.

(c) The following table details the transactions effected by Mr. Miller since the filing of Amendment No. 2.

	Milfam I
Date of Transaction	Number of Shares Purchased	Price Per Share
May 16, 2016	20,303	$2.20
June 1, 2016	167,464	$1.4999*
June 13, 2016	4,367	$1.50
June 14, 2016	92,718	$1.4994**
June 15, 2016	5,690	$1.40
June 17, 2016	34,200	$1.50

*The price is a weighted average price. The prices actually paid ranged from $1.48 to $1.50 per share.

**The price is a weighted average price. The prices actually paid ranged from $1.40 to $1.50 per share.

(d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2016

By: /s/ Lloyd I. Miller, III

Lloyd I. Miller, III

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